SEC
Mail Processing
Section

MAR 04 2009

Washington, DC
101

UNI
SECURITIESANDE...
Washington, D.C. 20549

09059780



OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

A6
3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1450 114TH AVE SE STE100__
                                    (No. and Street)

__BELLEVUE__   __WA__   __98004__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHU-MING CHANG   (425) 679-0678
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__SHEN AND COMPANY P.S.__
                        (Name – if individual, state last, first, middle name)

__815 S. WELLER ST NO.113__   __SEATTLE__   __WA__   __98104__
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 4 2009

BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
02

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __SHU-MING CHANG_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CENTRY PACIFIC SECURITIES, INC._____ , as

of __DECEMBER 31_____ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITO'S REPORT ON INTERNAL ACCOUNTING CONTROL.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Century Pacific Securities, Inc.

Financial Statements

(With Independent Auditor's Report)

December 31, 2008

Shen and Company, P.S.
Certified Public Accountants



Shen
& Company P.S.
Certified Public Accountant

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Century Pacific Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Century Pacific Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century Pacific Securities, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contain in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

SHEN AND COMPANY, P.S.

Shen and company PS

February 16, 2009

Century Pacific Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash In Bank	$	3,372
Accounts Receivable		124
Prepaid Expenses		3,250
Deposits with clearing organizations and others		15,000
Furniture, equipment and organization cost, at cost		
less accumulated depreciation and amortization of $17,105		8,734
Security Deposits		500
Total Assets	$	30,980

Liabilities & Stockholders' Equity

Liabilities		
Accounts Payable	$	6,563
Shareholder Loan		100
Stockholders' Equity		
Common Stock		31,871
Paid-In Capital		50,960
Retained Earnings		(58,514)
Total Liabilities & Stockholders' Equity	$	30,980

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Income
For the Year ended December 31, 2008

Revenues		
Commissions	$	388,318
Interest Income		378
Other Income		500
		389,196
Expenses		
Advertising		2,093
Auto Expenses		2,801
Bank Charges		185
Commission		340,647
Depreciation		843
Dues & Subscriptions		4,570
Insurance		6,152
Office Expenses		823
Postage		338
Professional Fee		1,200
Promotion		631
Rent		7,238
Salaries		11,911
Taxes & Licenses		7,684
Telephone		2,163
Travel		951
Total Expenses		390,230
Net Income	$	(1,034)

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Changes In Stockholders' Equity
For the Year ended December 31, 2008

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock
	Preferred	Common			
Balance at January 1, 2008	$ 0	$ 31,871	$ 50,960	$ (57,480)	$ 0
Additional Contribution during 2008					
Net (Loss)				(1,034)	
Balances at December 31, 2008	$ 0	$ 31,871	$ 50,960	$ (58,514)	$ 0

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Statement of Changes In Liabilities
Subordinated to Claims and General Creditors
For the Year ended December 31, 2008

Subordinated Liabilities at January 1, 2008	$	0
Increase		0
Decrease		0
Subordinated Liabilities at December 31, 2008	$	0

Century Pacific Securities, Inc.
Statement of Cash Flows
For the Year ended December 31, 2008

Cash Flows from Operating Activities				
Net Income			$	(1,034)
Adjustments to reconcile Net Income to cash provided by Operating Activities:				
Depreciation	$	843		
Changes in Assets and Liabilities:				
Decrease in Accounts Receivable		267		
Increase in Prepaid Expenses		(3,250)		
Increase in Security Deposit		(500)		
Increase In Accounts Payable		6,004		
				3,364
Net Cash Used in Operating Activities				2,330
Cash Flows from Financial Activities:				
Shareholder Loan		100		
Net Cash Provided by Financing Activities				100
Net Increase in Cash				2,430
Cash - beginning of year				942
Cash - end of year			$	3,372

The accompanying notes are an integral part of these financial statements.

Century Pacific Securities, Inc.
Notes to Financial Statements
December 31, 2008

Note A – Summary of Significant Accounting Policies

Nature of Operations

Century Pacific Securities, Inc. is a introductory broker/dealer. The Company is located in Seattle, Washington.

Basis of Accounting - Taxes

The Company has an accumulated loss of $57,480. No provision for income tax is made accordingly.

Note B – Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated over their estimates useful lives, using the straight-line method as follows:

		December 31, 2008
	Years	Total
Furniture & Equipment	5 – 7	$ 17,105
Less: Accumulated Depreciation		(8,371)
		$ 8,734

Note C - Commitments

At December 31, 2008, the Company is obligated under non-cancellable operating lease for office space. Minimum rental payments through the lives of the lease are as follows:

Year ending:

March 31, 2009	$ 1,000



Shen
& Company P.S.
Certified Public Accountant

MEMBERS OF AMERICAN INSTITUTE
OF
CERTIFIED PUBLIC ACCOUNTANTS

815 S. Weller St. No. 113
Seattle, WA 98104
Telephone 206/343-0078
Telecopier 206/343-9978

Board of Directors
Century Pacific Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Century Pacific
Securities, Inc. for the year ended December 31, 2008 we considered its internal control
structure, including procedures for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in
making the periodic computations of aggregate indebtedness and net capital under rule
17a-3(a)(11) and the procedures for determining compliance with the exemptive
provisions of rule 15c3-3. We did not review the practices and procedures followed by
the Company in making the quarterly securities examination, counts, verifications and
comparisons, and the recordation of difference required by rule 17a-13 or in complying
with the requirements for prompt payment for securities under section 8 Regulation T of
the board of Governors of the Federal Reserve System, because the Company does not
carry security accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's abovementioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use of disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices
and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the Specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SHEN AND COMPANY, P.S.

February 16, 2009

Schedule 1
Century Pacific Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL

Total stockholders' equity		$ 24,317
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		24,317

Add:
A. Liabilities subordinated to claims of general creditors
   allowable in computation of net capital   0
B. Other (deductions) or allowable credits - deferred
   income taxes payable   0

Total capital and allowable subordinated liabilities		24,317

Deductible and/or charges
A. Non-allowable assets

Furniture, equipment, and leasehold improvement	$ 8,734	
Other assets	0	8,734
Net capital before haircuts on securities positions		15,583
Haircuts on securities		0
NET CAPITAL		$ 15,583

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Other accounts payable and accrued expenses	6,663
Total aggregate indebtedness	$ 6,663

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital at 1500%	$ 10,583
Excess net capital at 1000%	$ 14,917
Ratio: Aggregate indebtedness to net capital	0.42 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:
There were no major differences between these computations
and the computation included in the Company's Part IIA of
Form X-17a-5 unaudited report as of December 31, 2008